Exhibit 99.2

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, each of the undersigned agree to the joint filing on behalf of each of them of statements on Schedule 13D (including any amendments thereto), with respect to the common stock, $0.005 par value per share, of lululemon athletica inc.

DATE: May 28, 2026

DENNIS J. "CHIP" WILSON

/s/ Dennis J. Wilson

ANAMERED INVESTMENTS INC.

By: /s/ Dennis J. Wilson
Name: Dennis J. Wilson
Title: Director

LIPO INVESTMENTS (USA), INC.

By: /s/ Dennis J. Wilson
Name: Dennis J. Wilson
Title: Director

WILSON 5 FOUNDATION

By: /s/ Dennis J. Wilson
Name: Dennis J. Wilson
Title: Director

WILSON 5 FOUNDATION MANAGEMENT LTD.

By: /s/ Dennis J. Wilson
Name: Dennis J. Wilson
Title: Director

FIVE BOYS INVESTMENTS ULC

By: /s/ Dennis J. Wilson
Name: Dennis J. Wilson
Title: Director

SHANNON WILSON

/s/ Shannon Wilson

LOW TIDE PROPERTIES LTD.

By: /s/ Dennis J. Wilson
Name: Dennis J. Wilson
Title: Director

HOUSE OF WILSON LTD.

By: /s/ Dennis J. Wilson
Name: Dennis J. Wilson
Title: Director